[redacted]

08002079

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|DI:192|11-4-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

SEC Mail Processing
Section

APR 17 2008

Washington, DC
111

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
APR 25 2008
THOMSON REUTERS

dlw 4/24

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PUBLIC POWER CORPORATION S.A., announces the following appointments:

Mr. Christos Poseidon, General Manager of Supply Division from May 1, 2008,

Mr. Dimitrios Lappas, General Manager of West Macedonia, from May 1, 2008 and

Mr. Christos Trizoglou, General Manager of Corporate Activities Division from May 12, 2008.

The Organisational Structure is available at the company's web site (www.dei.gr) .

Athens 11/4/2008

END